UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.	Approval of Financial Statements for the 39th Fiscal Year : Approved as originally submitted

The 39th Fiscal Year (Fiscal Year ended December 31, 2022) (in millions of Won, except for basic earnings per share)
Consolidated	- Total Assets	31,308,262	- Operating Revenue	17,304,973
	- Total Liabilities	19,153,066	- Operating Income	1,612,070
	- Share Capital	30,493	- Profit for the Year	947,831
	- Total Equity	12,155,196	- Basic Earnings per Share (Won)	4,118
Separate	- Total Assets	26,432,121	- Operating Revenue	12,414,588
	- Total Liabilities	16,048,739	- Operating Income	1,321,131
	- Share Capital	30,493	- Profit for the Year	869,490
	- Total Equity	10,383,382	- Basic Earnings per Share (Won)	3,921

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2) Opinion of independent auditors: Qualified

< Approval of Cash Dividends> (in Won, except for percentages)
Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	830
			Interim Dividends	2,490
	Total Cash Dividend			723,842,160,870
	Market Dividend Rate (%) (including interim dividend)		Common Stock	6.8
			Preferred Stock	-

2.	Grant of Stock Options : Approved as originally submitted

A.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Kang, Jong Ryeol	Head of ICT Infrastructure Center	Registered common shares	22,000
Lim, Bong Ho	Head of Customer CIC	Registered common shares	12,000
Kim, Kyeong Deog	Head of Enterprise CIC	Registered common shares	12,000
Lee, HyunA	Head of Communication Service	Registered common shares	12,000
Cho, Dong Hwan	Head of Cloud Technology	Registered common shares	12,000
Han, Myung Jin	Head of Corporate Strategy	Registered common shares	12,000
Kim, Hyuk	Head of Media Partnership	Registered common shares	12,000
Kim, Jinwon	Head of Corporate Planning	Registered common shares	12,000
Ha, Min Yong	Head of Corporate Development	Registered common shares	12,000
Park, Yong Joo	Head of ESG	Registered common shares	12,000
Cho, Young Log	Head of Corporate Relations	Registered common shares	12,000
Kim, Heesup	Head of Communications	Registered common shares	12,000
Ahn, Jungwhan	Head of Corporate Culture	Registered common shares	12,000
Kim, Yonghun	Head of A. Product	Registered common shares	12,000
Jang, Hyunki	Head of Digital Innovation CT	Registered common shares	12,000
Total:		Registered common shares	190,000

B.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 190,000 registered common shares

•	Grant date: March 28, 2023

•	Exercise period: March 29, 2025 – March 28, 2028

•	Exercise price: arithmetic mean of the volume weighted average closing prices of the two-month, one-month and one-week periods prior to the grant date

•	Other conditions

•	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

•	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

•

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

3.	Appointment of Independent Non-executive Directors

3-1. Appointment of an Independent Non-executive Director (Kim, Yong-Hak): Approved as originally submitted

3-2. Appointment of an Independent Non-executive Director (Kim, Junmo): Approved as originally submitted

3-3. Appointment of an Independent Non-executive Director (Oh, Haeyun): Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Kim, Yong-Hak	3 years	2020 - Present	Professor Emeritus, Yonsei University	Current Director
		2016 - 2020	President, Yonsei University
		2010 - 2012	Dean of Graduate School of Public Administration and College of Social Sciences, Yonsei University
		2004 - 2005	BK Planning Committee, Ministry of Education
Kim, Junmo	3 years	2016 - Present	Associate Professor of Electrical Engineering, KAIST	Current Director
		2009 - 2016	Assistant Professor of Electrical Engineering, KAIST
		2005 - 2009	Senior Researcher, Samsung Advanced Institute of Technology
Oh, Haeyun	3 years	2023 - Present	President, KAIST Artificial Intelligence Research Institute	Newly appointed
		2021 - 2023	Vice President, KAIST Artificial Intelligence Research Institute
		2020 - 2022	Civilian Committee Member, the Presidential Committee on the 4th Industrial Revolution
		2018 - Present	Director, KAIST Center for MARS Artificial Intelligence Research
		2008 - Present	Professor of Computing, KAIST

4.	Appointment of Members of the Audit Committee

4-1. Appointment of a Member of the Audit Committee (Kim, Yong-Hak): Approved as originally submitted

4-2. Appointment of a Member of the Audit Committee (Oh, Haeyun): Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Kim, Yong-Hak	3 years	2020 - Present	Professor Emeritus, Yonsei University	Current Director
		2016 - 2020	President, Yonsei University
		2010 - 2012	Dean of Graduate School of Public Administration and College of Social Sciences, Yonsei University
		2004 - 2005	BK Planning Committee, Ministry of Education
Oh, Haeyun	3 years	2023 - Present	President, KAIST Artificial Intelligence Research Institute	Newly appointed
		2021 - 2023	Vice President, KAIST Artificial Intelligence Research Institute
		2020 - 2022	Civilian Committee Member, the Presidential Committee on the 4th Industrial Revolution
		2018 - Present	Director, KAIST Center for MARS Artificial Intelligence Research
		2008 - Present	Professor of Computing, KAIST

5.	Approval of the Ceiling Amount of Remuneration for Directors : Approved as originally submitted

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2023	Fiscal year 2022
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 3,486,749,320
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 28, 2023